
07003851

SECURIT N


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH, D.C. 213 SECTION

BB 3/12

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SEC FILE NUMBER
8- 49445

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Venture Partners Capital, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1224 Mill Street
(No. and Street)

Kensington (City) Connecticut (State) 06037 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel Occhipinti (860) 828-3332
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parent, McLaughlin & Nangle, Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

160 Federal Street (Address) Boston (City) Massachusetts (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 5 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Samuel Occhipinti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Venture Partners Capital, L.L.C., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public My Commission Expires 1/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VENTURE PARTNERS CAPITAL, L.L.C.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE
YEARS ENDED DECEMBER 31, 2006 and 2005

(With Independent Auditor's Report Thereon)



TABLE OF CONTENTS

PMN



INDEPENDENT AUDITOR'S REPORT

TO THE MEMBERS
VENTURE PARTNERS CAPITAL, L.L.C.
Kensington, Connecticut

We have audited the accompanying statements of financial condition of Venture Partners Capital, L.L.C. as of December 31, 2006 and 2005, and the related statements of operations, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Venture Partners Capital, L.L.C. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Parent, McLaughlin & Nangle
Certified Public Accountants

February 22, 2007

Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.

160 Federal Street
Boston, MA 02110-1713
617/426-9440
Fax No. 617/423-3955

100 Cummings Center
Suite 335G
Beverly, MA 01915-6106
978/921-0005
Fax No. 978/927-3428

85 Rangeway Road
Forest Ridge Office Park, Bldg #1
Billerica, MA 01862-2105
978/663-9750
Fax No. 978/663-5151

Ten Commerce Way
Raynham, MA 02767-1017
508/880-4955
Fax No. 508/823-6976

www.pmn.com

VENTURE PARTNERS CAPITAL, L.L.C.

STATEMENTS OF FINANCIAL CONDITION

	December 31	
	2006	2005
ASSETS		
Cash and cash equivalents	$ 21,987	$ 32,428
Loans receivable - related parties and members	479,026	469,026
Due from related party	-	447
Due from non-customers	-	53,329
Securities owned:		
Restricted stock and warrants, at market value (cost $79,568)	70,531	54,894
Other, at market value (cost $9,594)	5,270	7,247
Office equipment, net of accumulated depreciation of $49,295 and $40,707 in 2006 and 2005 respectively	9,443	16,881
	$ 586,257	$ 634,252
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 17,949	$ 30,501
Members' Equity	568,308	603,751
	$ 586,257	$ 634,252

See notes to financial statements.

VENTURE PARTNERS CAPITAL, L.L.C.

STATEMENTS OF OPERATIONS

	Year Ended December 31	
	2006	2005
REVENUE:		
Consulting fees	$ 42,500	$ 615,595
Placement fees	-	225,000
Unrealized gains (losses) on securities owned	13,660	(38,511)
Other income	-	4,700
	56,160	806,784
EXPENSES:		
Professional fees	43,380	242,284
Bad debt expense	1,145	265,114
Commissions	-	1,654
Depreciation	8,588	8,099
Other operating expenses	38,490	38,889
	91,603	556,040
NET INCOME (LOSS)	($ 35,443)	$ 250,744

See notes to financial statements.

VENTURE PARTNERS CAPITAL, L.L.C.

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

YEARS ENDED DECEMBER 31, 2006 AND 2005

MEMBERS' EQUITY, December 31, 2004	$ 373,007
Distributions to members	(45,000)
Capital contributions	25,000
Net income	250,744
MEMBERS' EQUITY, December 31, 2005	603,751
Net loss	(35,443)
MEMBERS' EQUITY, December 31, 2006	$ 568,308

See notes to financial statements.

PMN

VENTURE PARTNERS CAPITAL, L.L.C.

STATEMENTS OF CASH FLOWS

	Year Ended December 31	
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	($ 35,443)	$ 250,744
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	8,588	8,099
Unrealized (gain) loss on securities owned	(13,660)	38,511
(Increase) decrease in operating assets:		
Due from related party	447	3,613
Due from non-customers	53,329	(23,866)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(12,552)	7,391
Unearned revenue	-	(15,000)
Total adjustments	36,152	18,748
Net cash provided by operating activities	709	269,492
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of equipment	(1,150)	(10,997)
Advances to related parties and members - net	(10,000)	(221,000)
Net cash used by investing activities	(11,150)	(231,997)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital distributions	-	(45,000)
Capital contributions	-	25,000
Net cash used by financing activities	-	(20,000)
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	(10,441)	17,495
CASH AND CASH EQUIVALENTS, beginning of year	32,428	14,933
CASH AND CASH EQUIVALENTS, end of year	$ 21,987	$ 32,428

See notes to financial statements.

VENTURE PARTNERS CAPITAL, L.L.C.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 and 2005

A. Organization and Nature of Business:

Venture Partners Capital, L.L.C.(the Company) was approved on July 29, 1997 as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The latest date on which the Company is to dissolve is December 31, 2046. The Company's revenue is primarily derived from providing investment banking services which includes investment advisory services and participation in private placement offerings. The Company operates under the exemptive provisions of paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Commission which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers.

B. Summary of Significant Accounting Policies:

Revenue recognition:

The Company recognizes revenue from placement fees upon completion of the private placement offering. Investment banking and advisory fees are recognized when earned. Realized gains/losses on sale of securities are recorded on a trade-date basis. Unrealized gains/losses on securities are reflected in income.

Securities owned:

Marketable securities are valued at market value, based on last sales price for securities traded on a national exchange or last bid price for securities traded over-the-counter. Restricted warrants and stock are valued, based on market quotations of related unrestricted stock, if available, or determined by the managing member.

B. Summary of Significant Accounting Policies - (continued):

Cash equivalents:

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less, when purchased, to be cash equivalents.

Office equipment:

The Company records office equipment at cost and provides depreciation on a straight-line basis over an estimated useful life of three years.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes:

The Company is classified as a partnership for federal income purposes and, therefore, the financial statements do not include a provision for income taxes.

C. Placement Fees:

The Company receives cash, restricted stock and warrants in exchange for certain placement services rendered. Any restricted stock and warrants received are initially recorded as revenue, using the Company's estimate of fair value at the date of receipt. Subsequent changes in fair value are reflected as increases or decreases in fair value of securities owned.

There was no placement fee revenue in 2006. One major client accounted for 100% of total placement fee revenue earned during 2005.

D. Related Party Transactions:

Loans receivable-related parties and members, at December 31, 2006 and 2005, consist of the following:

	2006	2005
Demand loan receivable from a related party (Monadnock Funding, LLC) which bears interest at 2%.	$ 235,000	$ 200,000
Demand loan receivable from a related party (Woodlaken, LLC) which bears interest at 2%.	67,000	67,000
Demand loans receivable from two related parties which bear interest at 2%.	14,000	14,000
Demand loans receivable from two members which bear interest at 2%.	163,026	188,026
	$ 479,026	$ 469,026

PMN

D. Related Party Transactions - (continued):

Consulting fees of $42,500 and $223,500 in the years ended December 31, 2006 and 2005, respectively, were received from a related party (First Dunbar Securities Corporation), and expenses include management fees and other consulting expenses of $33,000 and $68,000 in the years ended December 31, 2006 and 2005, respectively, paid to related parties (Bril Corporation and First Dunbar Securities Corporation). Due from related party at December 31, 2005, represented amounts due from First Dunbar Securities Corporation and Solomon Technologies. The Company and the related parties have overlapping ownership.

E. Net Capital Requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $8,517, which was $3,517 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.1 to 1.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

TO THE MEMBERS
VENTURE PARTNERS CAPITAL, L.L.C.
Kensington, Connecticut

We have audited the accompanying financial statements of Venture Partners Capital, L.L.C. as of and for the year ended December 31, 2006, and have issued our report thereon dated February 22, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 11 and 12 is presented for purposes of additional analysis, and is not a required part of the basic financial statements; but, is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parent, McLaughlin & Nangle
Certified Public Accountants

February 22, 2007

VENTURE PARTNERS CAPITAL, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2006

NET CAPITAL:	
Total Members' equity qualified for net capital	$ 568,308
Deductions:	
Non-allowable assets:	
Loans receivable - related parties and members	(479,026)
Securities owned - restricted stock and warrants	(70,531)
Office equipment - net	(9,443)
	(559,000)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	9,308
Haircuts on security positions:	
Other securities	791
NET CAPITAL	$ 8,517
AGGREGATE INDEBTEDNESS:	
Item included in statement of financial condition:	
Accounts payable and accrued expenses	17,949
TOTAL AGGREGATE INDEBTEDNESS	$ 17,949
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum dollar net capital requirement of reporting broker/dealer	$ 5,000
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 1,197
Excess net capital	$ 3,517
Excess net capital at 1,000%	$ 6,722
Ratio: Aggregate indebtedness to net capital	2.1 to 1
RECONCILIATION OF NET CAPITAL:	
Net capital per unaudited X-17A-5	$ 11,066
Effect of client adjustment on allowable assets	451
Effect of audit adjustments on:	
Non-allowable assets	774
Net income	(3,774)
Net capital, as above	$ 8,517

VENTURE PARTNERS CAPITAL, L.L.C.

EXEMPTIVE PROVISION UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

Special Account for the exclusive benefit of customers maintained.



INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

TO THE MEMBERS
VENTURE PARTNERS CAPITAL, L.L.C.
Kensington, Connecticut

In planning and performing our audit of the financial statements of Venture Partners Capital, L.L.C. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.

160 Federal Street
Boston, MA 02110-1713
617/426-9440
Fax No. 617/423-3955

100 Cummings Center
Suite 335G
Beverly, MA 01915-6106
978/921-0005
Fax No. 978/927-3428

85 Rangeway Road
Forest Ridge Office Park, Bldg #1
Billerica, MA 01862-2105
978/663-9750
Fax No. 978/663-5151

Ten Commerce Way
Raynham, MA 02767-1017
508/880-4955
Fax No. 508/823-6976

www.pmn.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above, except for net capital violations noted in communications from regulators and corrected by the Company at December 31, 2006.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Parent, McLaughlin & Nangle

Certified Public Accountants

February 22, 2007

END

PMN